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                            August 23, 2023

       Chengfang Lu
       Acting Chief Financial Officer
       Lizhi Inc.
       No. 309 Middle Huangpu Avenue
       Tianhe District, Guangzhou 510655
       The People   s Republic of China

                                                        Re: Lizhi Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-39177

       Dear Chengfang Lu:

              We have reviewed your August 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 21,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   Please update your
analysis of the company   s status under the Investment Company Act
                                                        of 1940 (the
Investment Company Act   ), including all figures and calculations, as of the
                                                        end of the company   s
last preceding fiscal quarter. In your updated analysis:
                                                            Specifically
identify how the company invested the proceeds of the matured Bank
                                                            Structured Product
and redeemed non-US money market fund. In this regard, we
                                                            note your
representation that the    company intends to deposit the cash redemption
                                                            amount in a bank
demand deposit account or other short-term instruments   .    Also
                                                            describe whether
short-term instruments    includes    securities    as that term is
                                                            defined in section
2(a)(36) of the Investment Company Act.
 Chengfang Lu
FirstName
Lizhi Inc. LastNameChengfang Lu
Comapany
August  23, NameLizhi
            2023      Inc.
August
Page 2 23, 2023 Page 2
FirstName LastName
                Specifically identify the values assigned to each of the assets analyzed under the
                 asset test,    including the contractual rights to receive
substantially all of the
              economic benefits of the VIEs.
2.       We note your response to prior comment 1 that    the extent the
shareholder of the VIEs
         can exert control of the Company   s management and operation of the
VIEs through these
         shareholders    voting power over the Company is very limited    and
your discussion of the
         director and officer roles that VIE shareholders have at the company. Please clarify whether such VIE shareholders may control the company through their ownership of
         Class A or Class B shares of the company.
3.       With respect to your analysis as of the company   s status under the
Investment Company
         Act as of the end of prior fiscal quarters:
             Based on the information you have provided to date, we are unable to agree with your position that you could treat shares of a non-US money market fund as cash items for purposes of your compliance with Rule 3a-1 under the Investment Company Act. In
             this regard, we note that the company   s non-US money market fund
was apparently
             not registered with the Commission and subject to Rule 2a-7.

                In addition, based on the information you have provided to date, we are also unable to agree with your position that you could treat the Bank Structured Deposit as a cash item for purposes of your compliance with Rule 3a-1. In this regard, we note that you have not provided a detailed description of the material terms of the Bank
              Structured Deposit, together with your analysis regarding why, specifically, such terms would have indicated that the Bank Structured Product was a bank instrument that should be treated as a cash item.

                Please clarify whether you believe the company satisfied the
income test    under
              Rule 3a-1. In this regard, we note that you appear to have concluded that you had net income of RMB3,701,000 and income of RMB 3,712,000 from investment securities, which appears to indicate that the company did not meet the conditions of Rule 3a-1.
              To the extent that you believe that the company did not meet the income test under
              Rule 3a-1, but instead offer your analysis of the company   s
income with respect to its
              reliance on the exception from the definition of an investment company under section
              3(b)(1), please so clarify.

                Please clarify whether you treated the company   s non-US
money-market fund as an
              investment security under the    asset test    under Rule 3a-1.
In this regard, we note
              that you appear to have assumed that income from the non-US money market fund is
              income from investment securities for purposes of the    income
test,    but have not
              specifically identified the non-US money market fund as an investment security for
              purposes of the    asset test.    Compare footnote 3 and the
discussion of    (ii) short-
              term investments    in your July 7, 2023 letter with footnote 4.
and accompanying text
              in your July 7, 2023 letter.
 Chengfang Lu
Lizhi Inc.
August 23, 2023
Page 3
4. Please propose risk factor language that clearly discloses (i) the bases on which you claim to be exempt from registration and regulation under the Investment Company Act and (ii)
      the consequences if you are deemed to be an investment company under the Investment
      Company Act, as well as the risks associated with the operation of an unregistered investment company. To the extent you have relied on the exception from the definition of an investment company at section 3(b)(1) of the Investment Company Act, please specifically address this in your risk disclosure.
       You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz,
Senior Staff Accountant, at 202-551-3408 with any questions.



                                                           Sincerely,
FirstName LastNameChengfang Lu
                                                           Division of
Corporation Finance
Comapany NameLizhi Inc.
                                                           Office of Technology
August 23, 2023 Page 3
cc:       Li He
FirstName LastName